PARETO SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8 - 50796 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the**
**Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING    01/01/2017    AND ENDING    12/31/2017
       MM/DD/YYYY                MM/DD/YYYY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   PARETO SECURITIES INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     150 EAST 52ND STREET, 29TH FLOOR
                 (No. and Street)

| NEW YORK | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   MR. AUDUN HOEN                  (212) 829-4200
                                               (Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   RGNC&S Certified Public Accountants, PLLC
                (Name -- *if individual, state last, first, middle name* )

| 97 Froehlich Farm Blvd. | Woodbury | NY | 11797 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of**
**information contained in this form are not required to respond**
**unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _____ AUDUN HOEN _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ PARETO SECURITIES INC. _____, as of _____ December 31, 2017 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

_____
Title: CEO & CCO

_____
Notary Public

ANTONELLA SPAVENTA
Notary Public - State of New York
NO. 01SP5077098
Qualified in Queens County
My Commission Expires 5-5-19

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report



RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's
of Pareto Securities, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pareto Securities, Inc. (the "Company") (a New York company), as of December 31, 2017, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Pareto Securities, Inc.as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016.

Woodbury, New York
February 23, 2018

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

PARETO SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 6,187,834 |
| Due from brokers | | 360,413 |
| Receivable from customers | | 148,248 |
| Receivable from affiliates | | 70,688 |
| Furniture, equipment and improvements, (net of accumulated depreciation and amortization of $1,178,555) | | 347,932 |
| Prepaid taxes | | 11,258 |
| Deferred tax asset | | 828,324 |
| Security deposits | | 483,932 |
| Other assets | | 193,879 |
| TOTAL ASSETS | $ | 8,632,508 |

LIABILITIES & STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Fails to receive | $ | 148,248 |
| Accounts payable and other liabilities | | 1,986,834 |
| TOTAL LIABILITIES | | 2,135,082 |
| Liabilities subordinated to claims of general creditors | | 3,918,000 |
| Stockholder's Equity: | | |
| Common stock, par value $1 per share; 500,000 shares authorized; 360,000 shares issued and outstanding | | 360,000 |
| Additional paid-in capital | | 2,044,054 |
| Accumulated earnings/(deficit) | | 175,372 |
| TOTAL STOCKHOLDER'S EQUITY | | 2,579,426 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 8,632,508 |

The accompanying notes are an integral part of this statement of financial condition.

PARETO SECURITIES INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

NOTE 1    BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Pareto Securities Inc. (F/K/A Nordic Partners, Inc.) (the "Company") was incorporated in October 1997.  On June 12, 2009, Pareto Securities AS (the "Stockholder") acquired all the shares of common stock in Nordic Partners, Inc. and changed the Company's name to Pareto Securities, Inc.  The Company was registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") in November 1998 and operates as a broker/dealer registered with the Securities and Exchange Commission (the "SEC").

The business of the Company consists of the purchase and sale of publicly and privately traded Swedish, Finnish, and Norwegian corporate equity and debt securities for U.S. institutional customers. The Company has SEC Rule 15a-6 business agreements in place with Pareto Securities AS in Oslo, Norway, Pareto Securities AB, Stockholm Sweden, Pareto Securities Ltd, London and Pareto Securities Pte Ltd, Singapore. They are unregistered foreign broker-dealers who are not members of SIPC.

The Company has clearing agreements with all its clearing agents. Domestic security transactions are cleared and carried through a U.S. clearing agent on a fully-disclosed basis.  The U.S. clearing agent also performs record keeping functions and consequently, the Company operates under the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3.  The Company clears all foreign security transactions through its foreign clearing agents on an RVP/DVP basis.  The Company does not hold customer funds or securities.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Securities transactions

Securities transactions and related commission revenue and expenses are recorded on the trade date basis.

Fee income

Fee income consists of consulting services and private placement fee income. Fee income and expenses are recorded on the accrual basis of accounting.

NOTE 1    BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Furniture, equipment, and improvements

Furniture, equipment, and improvements are stated at cost. Depreciation provided on a straight-line basis over estimated useful lives of three to fifteen years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease.

Cash and cash equivalents

The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income taxes

The Company accounts for income taxes pursuant to the asset and liability method, which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax basis of assets and liabilities, that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period in deferred tax assets and liabilities. The Company has determined that there are no uncertain tax positions which require adjustments or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2014, 2015 and 2016.

Fair value measurement

FASB ASC 820, Fair Value Measurement has no material effect on these financial statements.

NOTE 2    RELATED PARTY TRANSACTIONS

The Company enters into transactions with its Stockholder and its stockholder's subsidiaries in the normal course of business. Included in the financial statements is the following transaction with the Stockholder as of and for the year ended December 31, 2017:

Subordinated loans (Note 4)                                    $    3,918,000

NOTE 2     RELATED PARTY TRANSACTIONS (continued)

The Company bears foreign currency risk on fee income derived from the Stockholder and the stockholder's subsidiaries.

NOTE 3     401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan"), with a 100% employer match, covering all eligible employees, as defined.

NOTE 4     LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2017, the Company has subordinated loans with its Stockholder as follows:

| Amount | Interest Rate | Date of Original Subordination Agreement | Date Due |
|---|---|---|---|
| $  850,000 | 5% | November 24, 1998 | December 31, 2019 |
| 850,000 | 5% | November 24, 1998 | December 31, 2019 |
| 850,000 | 5% | December 31, 1998 | December 31, 2019 |
| 800,000 | 5% | August 28, 2001 | December 31, 2019 |
| 568,000 | 5% | November 1, 2004 | December 31, 2019 |

$ 3,918,000

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule (see Note 5). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5     NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2017, the Company has net capital of $4,561,407, which was $4,311,407 in excess of its required net capital of $250,000.

NOTE 6    LEASE COMMITMENTS

The Company is leasing premises at 150 East 52$^{nd}$ Street in New York City under an operating lease agreement that expires on April 30, 2019. The first month of rent under this lease has been abated and is being amortized over the life of the lease. The lease is subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses.

On April 7, 2015 the Company entered into a lease agreement for 8 Greenway Plaza, Suite 818 Houston, Texas with the lease commencing on April 6, 2015, expiring June 30, 2021.

The following is a summary of minimum future rental payments under these leases:

| Year Ending December 31 | 150 E 52$^{nd}$ St. New York, NY | Eight Greenway Plaza Houston, TX | Total |
|---|---|---|---|
| 2018 | 639,331 | 31,238 | 670,569 |
| 2019 | 213,110 | 30,143 | 243,253 |
| 2020 |  | 31,012 | 31,012 |
| 2021 |  | 15,796 | 15,796 |
| Total | $  852,441 | $  108,189 | $  960,630 |

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2017 or during the year then ended.

NOTE 7    FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities activities involve the execution, clearance, and settlement of various transactions with its clearing brokers (the principal clearing broker is the Stockholder). These securities activities are transacted on a delivery or receipt versus payment basis and the Company reports such transactions on a trade date basis. The Company is exposed to risk of loss on these securities transactions in the event the counter-party fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counter-party's obligations. All transactions that were carried out before December 31, 2017 pending settlement subsequently settled at transacted amounts.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. The Company reduces its

exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.

NOTE 8     GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2017 or during the year then ended, except as described in Note 7 above.

NOTE 9     SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.